EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,
(dollars in millions)	2011	2010
Earnings before income taxes	$2,103	$1,891
Fixed charges	140	147

Total earnings available for fixed charges	$2,243	$2,038

Fixed Charges:
Interest expense	$118	$125
Interest component of rental payments	22	22

Total fixed charges	$140	$147

Ratio of earnings to fixed charges	16.0	13.9

The ratio of earnings to fixed charges is computed by dividing total earnings available for fixed charges by the fixed charges. For purposes of computing this ratio, fixed charges consist of interest expense plus the interest factor in rental expense.